

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2018

Via U.S. Mail
Ms. Joey Chancis
Chief Executive Officer
Joey New York, Inc.
Trump Tower I,
16001 Collins Ave. #3202,
Sunny Isles Beach, FL 33160

>   **Re: Joey New York, Inc.**
>   **Form 10-K for the Year Ended February 28, 2017**
>   **Filed June 13, 2017**
>   **File No. 000-55727**

Dear Ms. Chancis:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for year ended February 28, 2017

1. We note from your disclosure on page 33 that your independent registered public accounting firm was dismissed on May 29, 2017 prior to the submission of your Form 10-K filed on June 13, 2017. In addition, it appears that your Form 10-K does not include an audit opinion. Please confirm that the financial statements presented in your Form 10-K were audited. In addition, please amend your Form 10-K to include a report from your independent registered public accountant that opines on your financial statements for the years ended February 28, 2017 and February 29, 2016 as required by Rule 2-02 of Regulation S-X.

Form 10-Q for the quarter ended May 31, 2017

2. We note your disclosure that your Form 10-Q originally filed on August 4, 2017, included interim financial statements that had not been reviewed by an independent

registered public accountant. According to Rule 8-03 of Regulation S-X, interim financial statements included in Form 10-Q must be reviewed by an independent public accountant using the professional standards and procedures for conducting reviews as established by the standards of the Public Company Accounting Oversight Board (PCAOB). Please amend to include reviewed financial statements in your Form 10-Q.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Nasreen Mohammed, Assistant Chief Accountant at 202-551-3773 or Angela Lumley, Senior Staff Accountant, at 202-551-3398 with any questions.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining